January 29, 2020

William Chu
Chief Financial Officer
Toucan Interactive Corp
25 E. Foothill Boulevard
Arcadia, California 91006

       Re: Toucan Interactive Corp
           Form 10-K for the Fiscal Year Ended February 28, 2019
           Filed May 6, 2019
           File No. 333-195267

Dear Mr. Chu:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 28, 2019

Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page 9

1. Please file a revised audit report that is addressed to the shareholders as well as the board of directors. Refer to AS 3101.07.
Signatures, page 22

2. Please revise to have your principal financial officer and principal accounting officer or controller and the majority of the board of directors sign the report in their individual capacities. These signatures should appear in a second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he or she has signed. Refer to Instruction (D)(2) to Form 10-K.

       In closing, we remind you that the company and its management are responsible for the
 William Chu
Toucan Interactive Corp
January 29, 2020
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ta Tanisha Meadows at (202) 551-3322 or Bill Thompson at
(202) 551-
3344 with any questions.



FirstName LastNameWilliam Chu                             Sincerely,
Comapany NameToucan Interactive Corp
                                                          Division of
Corporation Finance
January 29, 2020 Page 2                                   Office of Trade &
Services
FirstName LastName